Exhibit 21.1
AMKOR TECHNOLOGY, INC.
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Amkor Advanced Technology Taiwan, Inc.	Taiwan
Amkor Assembly & Test (Shanghai) Co., Ltd.	China
Amkor Technology Euroservices, S.A.S.	France
Amkor Technology Holding, B.V.	Netherlands
Amkor Technology Holding, B.V., Germany (A Branch of a Netherlands Company)	Germany
Amkor Technology Korea, Inc.	Korea
Amkor Technology Limited	Cayman Islands
Amkor Technology Malaysia Sdn. Bhd.	Malaysia
Amkor Technology Philippines, Inc. (A Branch of a Singapore Company)	Philippines
Amkor Technology Singapore Investment Pte. Ltd.	Singapore
Amkor Technology Singapore Holding Pte. Ltd.	Singapore
Amkor Technology Taiwan Ltd.	Taiwan
Amkor Worldwide Services LLC	Delaware
ATEP - Amkor Technology Portugal, S.A.	Portugal
Guardian Assets, Inc.	Delaware
J-Devices Corporation	Japan